Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Members
Petro Travel Plaza Holdings LLC

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, cash flows and changes in members’ capital for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ RSM US LLP

We have served as the Company's auditor since 2015.

Cleveland, Ohio
March 2, 2021

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2020	2019
Assets
Current assets:
Cash	$10,914	$12,259
Inventory	2,233	2,409
Due from affiliate, net	1,240	4,560
Other current assets	193	143
Total current assets	14,580	19,371

Property and equipment, net	62,629	58,321
Other noncurrent assets	307	143

Total assets	$77,516	$77,835

Liabilities and Members' Capital
Current liabilities:
Accrued expenses and other current liabilities	$2,309	$1,602
Total current liabilities	2,309	1,602

Long term debt, net	14,844	15,287
Other noncurrent liabilities	766	885

Total liabilities	17,919	17,774

Members' capital	59,597	60,061

Total liabilities and members' capital	$77,516	$77,835

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31,
	2020	2019	2018
Revenues:
Fuel	$58,271	$84,184	$85,871
Nonfuel	28,060	33,524	33,212
Total revenues	86,331	117,708	119,083

Costs and expenses:
Cost of goods sold (excluding depreciation and amortization):
Fuel	43,986	65,940	72,658
Nonfuel	10,834	12,754	12,703
Total cost of goods sold	54,820	78,694	85,361

Operating expense	19,032	21,209	20,872
Depreciation and amortization expense	2,561	2,475	2,560

Total costs and expenses	76,413	102,378	108,793

Operating income	9,918	15,330	10,290

Interest expense, net	382	646	618

Net income	$9,536	$14,684	$9,672

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$9,536	$14,684	$9,672
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,561	2,475	2,560
Debt issuance costs	4	4	4
Increase (decrease) from changes in:
Inventory	176	—	18
Other current assets	(50)	(100)	6
Due to/from affiliate, net	3,320	(2,592)	(957)
Accrued expenses and other current liabilities	122	33	(4)
Other, net	(163)	15	15
Net cash provided by operating activities	15,506	14,519	11,314

Cash flows from investing activities:
Purchases of property and equipment	(6,851)	(3,749)	(3,097)
Net cash used in investing activities	(6,851)	(3,749)	(3,097)

Cash flows from financing activities:
Distributions to members	(10,000)	(6,000)	(8,000)
Net cash used in financing activities	(10,000)	(6,000)	(8,000)

Net (decrease) increase in cash	(1,345)	4,770	217
Cash, beginning of period	12,259	7,489	7,272
Cash, end of period	$10,914	$12,259	$7,489

Supplemental cash flow information:
Interest paid during the period	$394	$652	$615

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
(in thousands)

Members' Capital
Balance, December 31, 2017	$49,705
Net income	9,672
Distributions to members	(8,000)
Balance, December 31, 2018	51,377
Net income	14,684
Distributions to members	(6,000)
Balance, December 31, 2019	60,061
Net income	9,536
Distributions to members	(10,000)
Balance, December 31, 2020	$59,597

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020, 2019 AND 2018
(in thousands)

(1) Summary of Significant Accounting Policies
General Information and Basis of Presentation
Petro Travel Plaza Holdings LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation, a California corporation ("Tejon"), and TA Operating LLC, a Delaware limited liability company ("TA"). The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC ("PTP") and East Travel Plaza LLC ("ETP"), each of which is a California limited liability company. The Company's Limited Liability Company Operating Agreement, as amended, ("the Operating Agreement") limits each members' liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the Company's operations and is responsible for the administrative, accounting and tax functions of the Company.
The Company has two travel centers, three convenience stores with retail gasoline stations and one standalone restaurant in Southern California, which we refer to collectively as the locations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and Goasis brand, respectively, and one travel center and one convenience store owned by ETP, operate under the TravelCenters of America brand and Goasis brand, respectively. The one standalone restaurant, owned by ETP, operates under the Black Bear Diner brand. The travel centers offer a broad range of products and services, including diesel fuel and gasoline, as well as nonfuel products and services such as truck repair and maintenance services, full service restaurants, quick service restaurants ("QSRs") and various customer amenities, such as showers, weigh scales, a truck wash and laundry facilities. The convenience stores offer gasoline as well as a variety of nonfuel products and services, including coffee, groceries, some fresh foods, and, in one store, a QSR.
The members and their interests in the Company are as follows:

Members
Tejon	60.0%
TA	40.0%
In any fiscal year, the Company's profits or losses and distributions, if any, shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
In March 2020, the World Health Organization and the U.S. Health and Human Services Secretary declared the outbreak of the novel coronavirus ("COVID-19") as a public health emergency in the United States in response to the outbreak, which continues to spread throughout the United States. As a result, during 2020, certain of the restaurants in the Company's locations had temporarily closed or were limiting the services offered to its customers. As of December 31, 2020, the Company's two travel centers and three convenience stores had reopened, some with limited services, and the standalone restaurant remained temporarily closed. The Company cannot reasonably estimate the length or severity of this pandemic or its impact on the Company's future financial results at this time.
The Company has evaluated subsequent events through March 2, 2021, which date represents the date the financial statements were available to be issued.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020, 2019 AND 2018
(in thousands)

Significant Accounting Policies
Inventory
Inventory is stated at the lower of cost or net realizable value. The Company determines cost principally on the weighted average cost method. The Company maintains reserves for the estimated amounts of obsolete and excess inventory. These estimates are based on unit sales histories and on hand inventory quantities, known market trends for inventory items and assumptions regarding factors such as future inventory needs, their ability and the related cost to return items to their suppliers and ability to sell inventory at a discount when necessary.
Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization expense are provided using the straight line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $872, $912 and $853 for the years ended December 31, 2020, 2019 and 2018, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization expense in the accompanying consolidated statements of income.
Impairment of Long Lived Assets
The Company reviews definite lived assets for indicators of impairment during each reporting period. During 2020, the Company included the COVID-19 pandemic and its impact on the Company's operations in its analyses. The Company recognizes impairment charges when (a) the carrying value of a long lived asset or asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset or asset group to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company's estimates of fair value are based on its estimates of likely market participant assumptions, including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company uses a number of assumptions and methods in preparing valuations underlying impairment tests including estimates of future cash flows and discount rate, and in some instances may obtain third party appraisals. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset or asset group to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset or asset group is made. The Company performs an impairment analysis for substantially all of its property and equipment at the individual site level because that is the lowest level of asset and liability groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities. During 2020, the Company did not record any impairment charges related to its long lived assets.
Environmental Liabilities and Expenditures
The Company records the expense of remediation charges and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company includes remediation expenses within operating expense in the accompanying consolidated statements of income. Generally, the timing of remediation expense recognized coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020, 2019 AND 2018
(in thousands)

Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long lived asset and such costs are allocated to expense using a systematic and rational method. To date, these costs relate to the Company's obligation to remove underground storage tanks ("USTs") used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time a UST is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective UST, which is included in depreciation and amortization expense in the accompanying consolidated statements of income. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Revisions to the liability could occur due to changes in estimated removal costs, or asset useful lives or if new regulations regarding the removal of such tanks are enacted. An asset retirement obligation of $215 and $196 was recorded as a noncurrent liability as of December 31, 2020 and 2019, respectively.
Self Insurance Accruals
For insurance programs for which the Company pays deductibles and for which the Company is partially self insured up to certain stop loss amounts, the Company establishes accruals for both estimated losses on known claims and potential claims incurred but not reported, based on claims histories and using actuarial methods. In the Company's consolidated balance sheets, the accrual for self insurance costs is included in other noncurrent liabilities, with the amount estimated to be expended within the subsequent 12 months included in accrued expenses and other current liabilities.
Revenue Recognition
The Company's revenues consist of fuel and nonfuel revenues. See Note 2 for more information about the Company's revenues.
Advertising and Promotion Expense
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expense in the accompanying consolidated statements of income, were $322, $414 and $400 for the years ended December 31, 2020, 2019 and 2018, respectively.
Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Comprehensive Income (Loss)
As of December 31, 2020, the Company had no comprehensive income or loss, other than the net income disclosed in the consolidated statements of income.

(2) Revenues
The Company recognizes revenues based on the consideration specified in the contract with the customer, excluding any sales incentives (such as customer loyalty programs and customer rebates) and amounts collected on behalf of third parties (such as sales and excise taxes). The majority of the Company's revenues are generated at the point of sale in its retail locations.
Fuel Revenues. The Company recognizes fuel revenues and the related costs at the time of sale to customers at its locations. The Company sells diesel fuel and gasoline to its customers at prices that it establishes daily or are indexed to market prices and reset daily. The Company sells diesel fuel under pricing arrangements with certain customers.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020, 2019 AND 2018
(in thousands)

Nonfuel Revenues. The Company recognizes nonfuel revenues and the related costs at the time of sale to customers at its locations. The Company sells a variety of nonfuel products and services at stated retail prices in its travel centers, standalone convenience stores and standalone restaurant, as well as through its Road Squad® program. Truck repair and maintenance goods or services may be sold at discounted pricing under pricing arrangements with certain customers, some of which include rebates payable to the customer after the end of the period.
Other. Sales incentives and other promotional activities that the Company recognizes as a reduction to revenue include, but are not limited to, the following:
•Customer Loyalty Program. The Company offers travel center trucking customers the option to participate in TA's customer loyalty program. The customer loyalty program provides customers with the right to earn loyalty awards on qualifying purchases that can be used for discounts on future purchases of goods or services. The Company applies a relative standalone selling price approach to its outstanding loyalty awards whereby a portion of each sale attributable to the loyalty awards earned is deferred and will be recognized as revenue in the category in which the loyalty awards are redeemed upon the redemption or expiration of the loyalty awards. Significant judgment is required to determine the standalone selling price for loyalty awards. Assumptions used in determining the standalone selling price include the historic redemption rate and the use of a weighted average selling price for fuel to calculate the revenues attributable to the loyalty awards.
•Customer Discounts and Rebates. TA enters into agreements with certain customers on behalf of the Company in which it agrees to provide discounts on fuel and/or truck service purchases, some of which are structured as rebates payable to the customer after the end of the period. The Company recognizes the cost of discounts against, and in the same period as, the revenues that generated the discounts earned.
Disaggregation of Revenues
The Company disaggregates its revenues based on the type of good or service provided to the customer, or by fuel revenues and nonfuel revenues, in its consolidated statements of income. The Company's locations use similar processes to sell similar products and services.
Contract Liabilities
The Company's contract liabilities, which are presented in its consolidated balance sheets in other current liabilities, primarily include deferred revenue related to rebates payable to customers and other deferred revenues. Contract liabilities were $2 and $7 as of December 31, 2020 and 2019, respectively.

(3) Inventory
Inventory as of December 31, 2020 and 2019, consisted of the following:

	December 31,
	2020	2019
Nonfuel products	$1,791	$1,950
Fuel products	442	459
Total inventory	$2,233	$2,409

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020, 2019 AND 2018
(in thousands)

(4) Property and Equipment
Property and equipment, net, as of December 31, 2020 and 2019, consisted of the following:

	Estimated Useful Lives (years)	December 31,
		2020	2019
Land and improvements		$39,434	$37,671
Buildings and improvements	10-40	38,818	34,610
Machinery, equipment and furniture	3-15	15,753	14,213
Construction in progress		751	1,524
Leasehold improvements		44	—
Property and equipment, at cost		94,800	88,018
Less: accumulated depreciation and amortization		32,171	29,697
Property and equipment, net		$62,629	$58,321
Depreciation expense for the years ended December 31, 2020, 2019 and 2018 was $2,543, $2,456 and $2,573, respectively.

(5) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2020 and 2019, consisted of the following:

	December 31,
	2020	2019
Taxes payable, other than income taxes	$692	$795
Long term debt, current portion	447	—
Self insurance accrual, current portion	362	297
Accrued capital expenditures	359	24
Accrued utilities	72	96
Accrued interest	16	26
Environmental accrual, current portion	16	14
Other	345	350
Total accrued expenses and other current liabilities	$2,309	$1,602

(6) Long Term Debt, net
Long term debt, net as of December 31, 2020 and 2019, consisted of the following:

	December 31,
	2020	2019
Note payable to a bank	$14,884	$15,331
Less: debt issuance costs	40	44
Total long term debt, net	$14,844	$15,287

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020, 2019 AND 2018
(in thousands)

The Company has a credit agreement with a bank that was amended in July 2016 to, among other things, extend the maturity date, with the first minimum principal payment of $447 due in 2021 and $767 due in 2022, 2023, 2024 and 2025, and decrease the interest rate on the debt to LIBOR plus 1.95%, payable monthly. The credit agreement includes certain financial covenants, with which the Company was in compliance with at December 31, 2020. At December 31, 2020, the interest rate was 2.09%. The Company's weighted average interest rates for the years ended December 31, 2020, 2019 and 2018 were 2.48%, 4.18% and 3.97%, respectively. The debt is secured by the Company's real property.
Debt Issuance Costs
Debt issuance costs are presented on the consolidated balance sheets as a reduction of long term debt, net and for the years ended December 31, 2020 and 2019, were $40 and $44, net of accumulated amortization of debt issuance costs of $17 and $13, respectively. The Company estimates it will recognize future amortization of debt issuance costs of $4 in each of the years 2021, 2022, 2023, 2024 and 2025.

(7) Leasing Transactions
As of December 31, 2020, the Company had one vehicle under a finance lease. As of December 31, 2020, the Company's finance lease assets, liabilities and expenses were immaterial to its consolidated financial statements. Finance lease assets were included in other noncurrent assets, with the corresponding current and noncurrent finance lease liabilities included in other current liabilities and other noncurrent liabilities, respectively, in its consolidated balance sheet. Amortization of finance lease assets and interest of financing lease liabilities are included in depreciation and amortization expense and interest expense, net, respectively, on its statement of income.

(8) Related Party Transactions
TA Operating LLC
Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliate, net in the accompanying consolidated balance sheets. Amounts due from affiliate, net as of December 31, 2020 and 2019, were $1,240 and $4,560, respectively. Pursuant to the terms of the Operating Agreement, TA manages the locations and is responsible for the administrative, accounting and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. The Company paid management fees to TA in the amount of $1,506, $849 and $1,562 for the years ended December 31, 2020, 2019 and 2018, respectively, which fees are included in operating expense in the accompanying consolidated statements of income. In August 2016, the Company amended the Operating Agreement to include, among other things, construction of a QSR by TA on the property of an existing travel center. The Company has agreed to pay TA a construction management fee equal to 2.0% of hard costs of the construction of the QSR. TA opened the QSR on February 13, 2017. In November 2016, the Company further amended the Operating Agreement to, among other things, (a) increase the annual management fee to $1,300 effective January 1, 2017, with annual increases equal to the lesser of (i) the increase in the Customer Price Index, or (ii) 2.5% and (b) include any additional new builds or significant renovation projects in the construction management fee. In November 2019, the Company further amended the Operating Agreement to, among other things, increase the annual management fee by $100. In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA's names, trade names, trademarks and logos to the extent required in the operation of the Company's travel centers and convenience stores.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2020, 2019 AND 2018
(in thousands)

TA purchases fuel and nonfuel products on the Company's behalf. In December 2019, the U.S. government retroactively reinstated the federal biodiesel blenders' tax credit for 2018 and 2019, as well as approved the federal biodiesel blenders' tax credit through 2022. As a result, the Company benefited from a $1,868 reduction to its fuel cost of goods sold in the year ended December 31, 2019, which is included in due from affiliate, net in the accompanying consolidated balance sheets as of December 31, 2019. For the years 2020 through 2022, the benefit of the federal biodiesel blenders' tax credit will be included in the price TA pays for biodiesel. As of December 31, 2020, all of the federal biodiesel blenders' tax credit that was recognized in 2019 has been collected. In 2020, the Company benefited from a $1,848 reduction in its fuel cost of goods sold in the year ended December 31, 2020.
The employees operating the Company's travel centers, convenience stores and standalone restaurant are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $9,394, $10,719 and $10,198 for the years ended December 31, 2020, 2019 and 2018, respectively. These reimbursements were recorded in operating expense in the accompanying consolidated statements of income.
Tejon Development Corporation
In April 2020, the Company purchased from Tejon, a building and parcel of land for $2,000. In December 2019, the Company purchased from Tejon, a newly developed building and a parcel of land for $2,814. The Company accounted for these transactions as asset acquisitions.

(9) Contingencies
The Company is involved from time to time in various legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.
The Company's operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses USTs to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company's USTs are currently in compliance in all material respects with applicable environmental legislation, regulations and requirements.
Accruals for environmental matters are recorded in operating expense when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had an accrual for environmental matters of $23 and $21 as of December 31, 2020 and 2019, respectively, which was presented in the accompanying consolidated balance sheets in other noncurrent liabilities, with the amount estimated to be expended within the subsequent 12 months in accrued expenses and other current liabilities. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company's business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note 1 for a discussion of the Company's accounting policies relating to environmental matters.